January 11, 2006

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2005,

June 30, 2005 and September 30, 2005

File No. 0-23253

Ladies and Gentlemen:

Pursuant to our discussion today with the staff, the Company will respond to the staff’s letter to the Company dated December 28, 2005 with respect to the above referenced filings on or before January 31, 2006.

Sincerely,

/s/ Sarah L. Plunkett
Sarah L. Plunkett
Vice President– Finance

cc:	Richard J. Parrino
Hogan & Hartson L.L.P.